3/11/03

SE 03012194 COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39258

SEC RECEIVED PROCESSING FEB 28 2003 WASH. D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Davis Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2949 East Elvira Road, Suite 101
(No. and Street)

Tucson, AZ 85706
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary P. Tyc (520) 434-3720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 Seventeenth Street, Suite 3600, Denver, CO 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary P. Tyc, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Davis Distributors, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ANADINE M. LOPEZ
NOTARY PUBLIC-ARIZONA
PIMA COUNTY
My Comm. Exp. Oct. 25, 2005

Signature

Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVIS DISTRIBUTORS, LLC
A WHOLLY-OWNED SUBSIDIARY OF DAVIS
SELECTED ADVISERS, L.P.

SEC I.D. No. 39258

ANNUAL REPORT FORM X-17A-5

For the Year Ended
December 31, 2002

and Independent Auditors' Report and
Supplemental Report on Internal Control

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Davis Distributors, LLC:

We have audited the following financial statements of **DAVIS DISTRIBUTORS, LLC** (the "Company"), a wholly-owned subsidiary of Davis Selected Advisers, L.P., for the year ended December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Davis Distributors, LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Davis Distributors, LLC as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 21, 2003

Davis Distributors, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS:	
Cash and investment in affiliated money market mutual fund, at cost, which approximates market	$ 41,189,113
Receivables:	
Expenses advanced for mutual funds	8,112,521
Underwriting commissions	54,061
Other current assets	1,680,577
Total current assets	51,036,272
OTHER ASSETS:	
Deferred sales commissions, net	108,561,878
Property and equipment, net of depreciation	3,587,460
TOTAL	$ 163,185,610

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 16,451,410
Total current liabilities	16,451,410
SHAREHOLDERS' EQUITY:	
Common stock, 100 shares authorized, issued and outstanding, $10 par value	1,000
Additional paid-in capital	182,227,656
Accumulated deficit	(35,494,456)
Shareholders' equity	146,734,200
TOTAL	$ 163,185,610

See notes to financial statements

Davis Distributors, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Distribution plan fees	$132,843,822
Underwriting commissions	1,479,147
Other	394,996
Total	134,717,965
EXPENSES:	
Selling, general and administrative	111,801,030
Amortization of deferred sales commissions	34,319,973
Salaries, wages and benefits	1,488,221
Total	147,609,224
NET LOSS	$(12,891,259)

See notes to financial statements

Davis Distributors, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (12,891,259)
Adjustments to reconcile net loss to net cash generated by operating activities:	
Deferred sales commissions, net	415,388
Amortization of deferred sales commissions	34,319,973
Depreciation expense	416,253
Changes in operating assets and liabilities:	
Decrease in accounts receivable	1,307,369
Decrease in accrued expenses	(4,639,462)
Other, net	(1,160,045)
Net cash generated by operating activities	17,768,217
CASH FLOWS USED FOR INVESTING ACTIVITIES:	
Purchase of fixed assets	(1,309,292)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Additional capital contributions	111,147
INCREASE IN CASH	16,570,072
CASH AT BEGINNING OF YEAR	24,619,041
CASH AT END OF YEAR	$ 41,189,113

See notes to financial statements

Davis Distributors, LLC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock			
	Shares Outstanding	Amount	Additional Paid-In Capital	Accumulated Deficit
BALANCE AT DECEMBER 31, 2001	100	$ 1,000	$ 182,116,509	$(22,603,197)
Capital contributions			111,147	
Net loss				(12,891,259)
BALANCE AT DECEMBER 31, 2002	100	$ 1,000	$ 182,227,656	$(35,494,456)

Davis Distributors, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Note 1 – Summary of Significant Accounting Policies

Davis Distributors, LLC ("the Company") is organized under the Delaware Limited Liability Company Act, and is a wholly-owned subsidiary of Davis Selected Advisers, L.P. The Company acts as general distributor for the sale and distribution of shares of registered investment companies (the "Funds") managed by Davis Selected Advisers, L.P. As a limited liability company, the Company is not subject to income taxes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Commissions paid to brokers and dealers in connection with sales of shares of certain mutual funds are charged to deferred sales commissions and amortized generally over six years. Distribution plan fees received by the Company from such mutual funds are credited to income as earned. Early withdrawal charges received by the Company from redeeming shareholders reduce the unamortized deferred sales commissions. Commission income received for sales of mutual fund shares is recorded on the date of sale (trade date).

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments. The Company places its temporary cash investments with its principal bank and in money market funds managed by Davis Selected Advisers, L.P. The money market investment is recorded at cost which approximates market value; dividend income is recorded when earned.

Property and equipment is recorded at cost. Equipment depreciation expense is provided for over the assets' estimated useful lives using the straight-line method. Leasehold improvements are amortized using the straight-line method over the terms of the applicable lease agreements.

Note 2 – Related Parties

Certain officers and directors of the Company also serve as officers and directors of the Funds.

Davis Selected Advisers, L.P. has agreed to make additional capital contributions to the extent required to maintain net capital.

Note 3 - Distribution Fees

The Company acts as the general distributor under distribution plans (the "Plans"), pursuant to Rule 12b-1 of the Investment Company Act of 1940, for all managed funds. The Company is paid a commission on the proceeds from the sale of certain shares of the funds.

Note 4 - Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that all transactions are limited to the purchase, sale and redemption of shares of a registered investment company; it does not hold funds or securities for customers; and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer. Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital of $30,943,332 and net capital requirements of $1,096,761. The ratio of aggregate indebtedness to net capital was 0.53 to 1.

Davis Distributors, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2002

NET CAPITAL:	
Shareholders' equity (see Statement of Financial Condition)	$ 146,734,200
Less nonallowable assets:	
Deferred sales commissions	(108,561,878)
Receivables and other assets	(2,850,878)
Property and equipment, net	(3,587,460)
Total	(115,000,216)
Net capital before haircut and other deductions	31,733,984
Less haircut on investments:	
Money Market mutual funds	(790,652)
Net capital	30,943,332
MINIMUM NET CAPITAL REQUIREMENT - The greater of $25,000 or 6-2/3% of aggregate indebtedness of $16,451,410	1,096,761
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 29,846,571
AGGREGATE INDEBTEDNESS (See Statement of Financial Condition)	$ 16,451,410
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL (%)	0.53 to 1

The differences that exist between the above net capital computations and the corresponding calculations included in the Company's Form X-17A-5 Part IIA filing are immaterial.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

Deloitte & Touche

February 21, 2003

Davis Distributors, LLC:

In planning and performing our audit of the financial statements of Davis Distributors, LLC (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 21, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP